Exhibit (a)(5)

BIMINI CAPITAL MANAGEMENT COMMENCES TENDER OFFER TO PURCHASE

UP TO $2.2 MILLION IN VALUE OF SHARES OF ITS CLASS A COMMON STOCK

VERO BEACH, Fla., (May 27, 2021) – Bimini Capital Management, Inc. (OTCQB: BMNM) (“Bimini Capital”) today announced that it commenced a “modified Dutch auction” tender offer to purchase up to $2.2 million in value of shares of its Class A common stock, par value $0.001 per share (CUSIP numbers: 090319401, 090319708 and 090319807) (the “Class A Common Stock”), or such lesser number of shares of its Class A Common Stock as are properly tendered and not properly withdrawn, at a price not greater than $2.00 nor less than $1.50 per share of Class A Common Stock (in increments of $0.10 per share), net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer is not conditioned upon any minimum number of shares of Class A Common Stock being tendered. The Offer is made upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal that are being filed by Bimini Capital with the U.S. Securities and Exchange Commission (the “SEC”) on May 27, 2021, and are being sent to holders of Class A Common Stock or designated brokers or other nominees, as applicable.

The closing price of Bimini Capital’s Class A Common Stock on the OTCQB marketplace on May 26, 2021, the last full trading day before commencement of the Offer, was $1.38 per share. The Offer is scheduled to expire at 5:00 P.M., New York City time, on June 30, 2021, unless the Offer is extended. Stockholders must tender their shares of Class A Common Stock prior to the expiration of the Offer and may withdraw any tendered shares at any time prior to the expiration of the Offer.

Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”) is serving as the information agent and depositary for the Offer. There is no dealer manager for the Offer. Any questions or requests for assistance in tendering shares of Class A Common Stock in the Offer should be directed to Broadridge at (855) 793-5068.

Bimini Capital’s board of directors has authorized the Offer. However, none of Bimini Capital, any member of its board of directors, the information agent or the depositary makes any recommendation as to whether any stockholder should tender or refrain from tendering shares of Class A Common Stock in the Offer or as to the price or prices at which the stockholders may choose to tender their shares in the Offer. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should consult their financial and tax advisors and read carefully and evaluate the information in the Offer to Purchase and the Letter of Transmittal (as they may be amended or supplemented), including the reasons for the Offer.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Class A Common Stock. The Offer will be made pursuant to the Offer to Purchase and the related Letter of Transmittal that Bimini Capital will file with the SEC as a part of a tender offer statement on Schedule TO and that Bimini Capital will distribute to holders of its Class A Common Stock, as may be amended or supplemented. Holders of Class A Common Stock may obtain a free copy of the Schedule TO, Offer to Purchase and related Letter of Transmittal from the SEC’s website at www.sec.gov. These documents contain important information about the Offer. Holders of Class A Common Stock are urged to read them carefully.

About Bimini Capital Management, Inc.

Bimini Capital Management, Inc. invests primarily in, but is not limited to investing in, residential mortgage-related securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Government National Mortgage Association (Ginnie Mae). Its objective is to earn returns on the spread between the yield on its assets and its costs, including the interest expense on the funds it borrows. In addition, Bimini Capital generates a significant portion of its revenue serving as the manager of Orchid Island Capital, Inc.

Forward Looking Statements

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions. These statements are based on Bimini Capital’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those expressed or implied by the statements herein. Additional information about the factors that may affect Bimini Capital’s operations is set forth in Bimini Capital’s current and periodic reports filed with the SEC, including Bimini Capital’s current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, particularly the discussion under the caption “Item 1A. RISK FACTORS” in Bimini Capital’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 15, 2021. The forward-looking statements in this communication are based on information available to Bimini Capital as of the date hereof.

Except as required by law, Bimini Capital undertakes no obligation to update or revise the information contained in this press release or any other forward-looking statement, whether written or oral, that may be made as a result of new information, future events or otherwise.

For more information, contact:

Broadridge Corporate Issuer Solutions, Inc.

Toll Free: (855) 793-5068

Bimini Capital Management, Inc.

Robert E. Cauley, 772-231-1400

Chairman and Chief Executive Officer

www.biminicapital.com